

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2007

Via Facsimile ((213) 996-3060) and U.S. Mail

Kenneth R. Bender, Esq.
Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street
Los Angeles, CA 90071

> **Re: Optical Communication Products, Inc.**
> **Amended Schedule 13E-3**
> **Filed September 27, 2007**
> **File No. 005-60839**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 27, 2007**
> **File No. 000-31861**

Dear Mr. Bender:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amended Schedule 13E-3

1.   While we do not necessarily agree with the analysis and conclusion set forth in your response letter, including, but not limited to, whether Furukawa should be a filing person in the Schedule 13E-3, we will not issue any further comments on the issues identified in comment 1 of our prior letter at this time.

Revised Proxy Statement

The Special Meeting, page 33

2.   Please include in your disclosure the substance of your response to prior comment 10.

Special Factors

3.   We reissue comment 12 with respect to the Oplink filing persons.

Background of the Merger, page 8

4.   We note the revised disclosure made in response to prior comment 16. We also note that the sale of Furukawa's interest in your securities to Oplink and the appointment of Oplink's representatives to the newly-enlarged board appear to have been subject to the requirements of Rule 14f-1. We note, however, that you have not filed Schedule 14F-1. Please advise.

Reasons for the Special Committee's Determination, page 13

5.   We reissue comment 18.

6.   We note your response to prior comment 24. Please disclose the substance of your response and which, if any, of your directors or officers hold options that are in the money, naming each such person.

Opinion of the Special Committee's Financial Advisor, page 15

7.   We reissue prior comment 26 in light of your response to it and to prior comment 37. Disclose the company's "extended case" projected results.

8.   We note the revisions made in response to prior comment 27. Clarify the basis upon which the company relied to determine the referenced growth rates. What about the industry and the company's predicted future performance led the company to the referenced growth rates?

Oplink's and Oplink Acquisition's Position as to Fairness of the Merger, page 22

9.   We reissue prior comment 31. The revisions made do not address the substance of our comment given that the disclosure states the fairness determination was made in reliance upon the Oplink parties' (not the advisor's) knowledge of the company and that the negotiations history, while included in the bullet points of information reviewed by the advisor, is not addressed elsewhere in the disclosure relating to the advisor's analyses. Please revise.

Opinion of Oplink's Financial Advisor, page 23

10.   Please apply prior comments 25, 26, 27 and 28. In addition, for each analysis, show the per-share value of OCP's common stock based on the multiples obtained by the advisor.

Material United States Federal Income Tax Consequences, page 31

11.   We note your response to prior comment 34. Delete the referenced language. We note that the disclosure is being made by the filing persons, none of whom, presumably, fall

within the definition of "tax advisor" for purposes of the Circular and that it appears that 31 CFR part 10, §10.35(b)(2)(ii)(B)(3) specifically carves out written advice included in document required to be filed with the Securities and Exchange Commission.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions